Joel D. Mayersohn (954) 713-7614 jdmayersohn@arnstein.com	LAW OFFICES ARNSTEIN & LEHR LLP 200 EAST LAS OLAS BOULEVARD SUITE 1700 FT. LAUDERDALE, FLORIDA 33301-2240 (954) 713-7600 FAX (954) 713-7700 www.arnstein.com FOUNDED 1893

CHICAGO, ILLINOIS

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BOCA RATON, FLORIDA

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MIAMI, FLORIDA

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TAMPA, FLORIDA

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WEST PALM BEACH, FLORIDA

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HOFFMAN ESTATES, ILLINOIS

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MILWAUKEE, WISCONSIN

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MEMBER OF INTERNATIONAL

LAWYERS NETWORK

September 14, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street NE

Washington, DC  20549-7010

Re:

Spear & Jackson, Inc.

Preliminary Proxy Statement on Schedule 14A

Amendment No. 1 to Transaction Statement on Schedule 13E-3

Filed August 28, 2007

File Nos. 000-32013 and 005-78123

Dear Sir or Madam:

On behalf of Spear & Jackson, Inc. (the “Company”), we hereby submit responses to the comment letter issued by the staff of the Securities and Exchange Commission dated September 12, 2007 (the "Comment Letter").  The Company’s responses below correspond numerically to the Comment Letter.

Preliminary Proxy Statement on Schedule 14A
Summary Term Sheet, page 1

1.

We note your response to comment 9 of our letter dated August 9, 2007 and the reference to “standard conditions” on pages 3 and 30.  Please revise your discussion here and under Special Factors to specify all material conditions to the financing obtained from Orix Asia Limited.  See Regulation M-A, Item 1007(b).  In addition, please provide the disclosure required by Item 1007(d) with respect to the borrowed funds.

We have revised the "Summary Term Sheet" section and the "Merger Financing" section of the proxy statement to specify the following material conditions to drawing down funds under the financing obtained from Orix Asia Limited:

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joint and several corporate guarantees being given by UPI and its wholly owned subsidiaries Pantene Industrial Co. Ltd and Pin Xin International Ltd;

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the creation of a security interest in equipment valued at HK$10 million to secure the loan;

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insurance coverage on the equipment that is serving as collateral;

United States Securities and

Exchange Commission

September 14, 2007

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an undertaking by Mr. Brian Beazer, the Chairman of UPI, not to dispose of or reduce his shareholding in UPI during the term of the loan;

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due notice of drawdown being given;

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all relevant organizational documents and resolutions of Pantene and the corporate guarantors being provided to Orix; and

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there being no material adverse change in the business, financial condition, operations or prospects of Pantene or the other corporate guarantors.

Further, we have revised the "Summary Term Sheet" section and the "Merger Financing" section of the proxy statement to include the following disclosures required by Item 1007(d) regarding the borrowed funds:

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the lender is Orix Asia Limited, the borrower is Pantene, the guarantors are UPI and its wholly owned subsidiaries Pantene Industrial Co. Ltd and Pin Xin International Ltd;

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the maximum term of the facility is 36 months;

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the interest rate is 4.75% per annum;

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principal and interest are payable monthly during the term of the facility;

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the borrower's obligations under the facility are secured by a security interest in certain equipment with a value of at least HK$10 million; and

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parent does not have any specific plans or arrangements in place to finance or repay the loan, but anticipates repaying the loan from working capital.

Proposal One
Approval of the Merger Agreement, page 9
Special Factors, page 9
Background of the Merger, page 9

2.

We note your response to comment 15 of our letter dated August 9, 2007.  Please revise to briefly explain Mr. Kapila’s responsibilities as corporate monitor and disclose whether he was involved in discussions with Parent, Newco, or their representatives regarding the proposed acquisition of the minority interest prior to the termination of his relationship with you.

We have revised the "Background of the Merger" section of the proxy statement to provide that Mr. Kapila had the following responsibilities as the Company's corporate monitor: (i) review and approve all corporate actions by the Company and by all agents of the Company, including all Company employees, and all other persons or entities acting or purporting to act on the Company's behalf; (ii) devise and implement any procedures, systems, and controls that he deemed appropriate to ensure that all prospective Company actions were brought to his attention and to document his approval of such actions; (iii) retain other persons and/or firms to assist him in carrying out his duties and responsibilities; (iv) report to the SEC and to the court that appointed him corporate monitor if he became aware of any evidence or indication of violation of the court order pursuant to which he was authorized to act as corporate monitor; (v) oversight responsibility with respect to all compensation paid by the Company; (vi) call and order meetings

United States Securities and

Exchange Commission

September 14, 2007

of the Company's board of directors; and (vii) designate and empower, subject to the prior written approval of the SEC or the court that appointed him corporate monitor, one or more other persons to carry out his duties and responsibilities to the extent he was not available for a limited period of time.

We have further revised the "Background of the Merger" section of the proxy statement to provide that Mr. Kapila was not involved in discussions with Parent, Newco or their representatives regarding the proposed acquisition of the minority interest, but that he was aware of the proposed acquisition.

Reasons for the Recommendation of the Board of Directors, page 16

3.

We note your response to comments 36 and 39 of our letter dated August 9, 2007.  It is not clear to us that the adopted analyses of the Finance Committee and Capitalink address the substantive fairness of the transaction in relation to your historical stock price, going concern value, liquidation value, or net book value.  Please tell us why you believe the adopted analyses address these factors or otherwise revise your document to disclose the determination of the board as well as Parent and Newco with respect to these factors, as required by Instruction 2 to Item 1014 of Regulation M-A.

We believe that the adopted analyses of the Finance Committee and Capitalink address the substantive fairness of the transaction in relation to the Company's historical stock price and going concern value for the following reasons:

Historical Stock Price.  Analyses of the historical stock price of the Company's common stock is contained in:

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the 1st bullet point on page 13 of the proxy statement;

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the 5th bullet point on page 13 of the proxy statement;

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the 2nd bullet point on page 14 of the proxy statement;

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the 3rd bullet point on page 14 of the proxy statement;

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the 7th bullet point on page 14 of the proxy statement;

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the 5th bullet point on page 20 of the proxy statement;

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the "Opinion of the Financial Advisor to the Finance Committee - Stock Performance Review" section of the proxy statement, on page 21;

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the "Spear Performance - Market Performance Review" section of the Capitalink presentation to the Finance Committee attached as Exhibit (c)(2) to the Schedule 13E-3 (the "Capitalink Presentation"), beginning on page 23; and

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 the "Valuation Analysis - Methodologies" section of the Capitalink Presentation, on page 27.

Going Concern Value. Analyses of the going concern value of the Company is contained in:

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the "Opinion of the Financial Advisor to the Finance Committee – Valuation Overview" section of the proxy statement, on page 21;

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the "Opinion of the Financial Advisor to the Finance Committee – Discounted Cash Flow" section of the proxy statement, on page 21;

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the "Opinion of the Financial Advisor to the Finance Committee – Comparable Company Analysis" section of the proxy statement, on page 22;

United States Securities and

Exchange Commission

September 14, 2007

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the "Opinion of the Financial Advisor to the Finance Committee – Comparable Transaction Analysis" section of the proxy statement, on page 23;

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the "Opinion of the Financial Advisor to the Finance Committee – Premiums Paid Analysis" section of the proxy statement, on page 25;

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the "Spear Performance - Market Performance Review" section of the Capitalink Presentation, beginning on page 23;

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the "Valuation Analysis – Discounted Cash Flow Analysis" section of the Capitalink Presentation, beginning on page 29;

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the "Valuation Analysis - Comparable Company Analysis" section of the Capitalink Presentation, beginning on page 32;

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the "Valuation Analysis - Comparable Transaction Analysis" section of the Capitalink Presentation, beginning on page 39; and

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the "Valuation Analysis - Premiums Paid Analysis" section of the Capitalink Presentation, beginning on page 42.

Instruction 2 to Item 1014 of Regulation M-A provides that the factors that are important in determining the fairness of a transaction to unaffiliated security holders and the weight, if any, that should be given to them in a particular context will vary, and lists 8 factors that are normally deemed to apply.  In the present case, the Finance Committee has determined the Company's liquidation value and net asset value (two of the factors listed in Item 1014 of Regulation M-A) are not applicable to the present transaction and should not be given any weight, for the following reasons:

Liquidation Value.  As is set forth in the last paragraph on page 15 of the proxy statement, the Finance Committee did not consider, and did not ask Capitalink to consider, the Company's liquidation value based on the Finance Committee's belief that the Company's liquidation value was not relevant to the market value of the Company and would be considerably less than the merger consideration of $1.96 per share and the Company's going concern value.  The foregoing belief of the Finance Committee is based upon (i) its understanding of the Company's industry; (ii) its general business knowledge that liquidation sales generally result in proceeds substantially less than the sale of a going concern business such as in the present transaction; (iii) an understanding of the UK regulations regarding the requirements to fully fund an under-funded pension of a company in liquidation; and (iii) the various analyses of value by Capitalink.

Net Book Value.  As is set forth in the last paragraph on page 15 of the proxy statement, the Finance Committee gave little consideration to the net book value of the Company's assets based on its belief that it was not relevant to the market value of the Company and would be considerably less than the merger consideration of $1.96 per share and the Company's going concern value. The foregoing belief of the Finance Committee is based upon the various analyses of value by Capitalink.

Determination of the Fairness of the Merger by the Parent and Newco, page 16

4.

Please disclose the extent to which the conclusions of Parent and Newco differed from the conclusions of the Finance Committee with respect to their review of the factors considered by the Finance Committee.

We have revised the "Determination of the Fairness of the Merger by the Parent and Newco" section of the proxy statement to delete the phrase "in part" in the first sentence of the second paragraph of that section.

United States Securities and

Exchange Commission

September 14, 2007

Further, please note the fact that Parent and Newco reached the same conclusion as that reached by the Finance Committee, specifically, that the Merger Agreement and the merger are substantively and procedurally fair to, and in the best interests of, S&J's unaffiliated stockholders.  In reaching their conclusions, the Parent and Newco considered those factors set forth in bullet-point format in the "Determination of the Fairness of the Merger by the Parent and Newco" section of the proxy statement, and the Finance Committee considered those factors set forth in bullet-point format in the "Reasons for the Recommendation of the Finance Committee" section of the proxy statement.  Any differences between the bullet points in the foregoing two sections evidence differences between the factors considered by Parent and Newco versus the factors considered by the Finance Committee.

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Please revise your disclosure under this heading to provide the substance of your response to prior comment 42.

We have revised the "Determination of the Fairness of the Merger by the Parent and Newco" and the "Opinion of Capitalink" sections of the proxy statement to provide that the terms "Non-UPI Shareholders" and "shareholders other than Parent" used in the Capitalink opinion cover the same group of shareholders as does the term "unaffiliated shareholders."

Sincerely,

By:	/s/ JOEL D. MAYERSOHN
Joel Mayersohn

cc:

Brian Beazer, Chairman of the board

United Pacific Industries Limited

Pantene Global Holdings Limited

Pantene Global Acquisition

Patrick Dyson, Principal Executive Officer

Spear & Jackson, Inc.

September 14, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street NE

Washington, DC  20549-7010

Re:

Spear & Jackson, Inc.

Preliminary Proxy Statement on Schedule 14A

Amendment No. 1 to Transaction Statement on Schedule 13E-3

Filed August 28, 2007

File Nos. 000-32013 and 005-78123

Dear Staff:

In connection with responding to the Staff’s comments to the Preliminary Proxy Statement on Schedule 14A filed by Spear & Jackson, Inc. (the "Company"), and the Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed by the Company, United Pacific Industries Limited, Pantene Global Holdings Limited, and Pantene Global Acquisition Corp. (collectively the "Filing Parties"), the Filing Parties acknowledge that:

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The Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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The Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Spear & Jackson, Inc.

By:	/s/ PATRICK J. DYSON
Patrick J. Dyson Principal Executive Officer

United Pacific Industries Limited
Pantene Global Holdings Limited
Pantene Global Acquisition Corp.

By:	/s/ BRIAN BEAZEr
Brian Beazer Chairman of the Board